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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)



                            U.S.B. Holding Co., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, par value $5 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    902910108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  -------------


        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

--------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 12 Pages






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CUSIP NO. 902910108                   13G                 PAGE  2  OF  12  PAGES
          ---------                                            ---    ----

-----------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401k provisions)
                                  (S.S. No. 36-3197969)
-----------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
   2                                                                      (b)  [ ]

-----------------------------------------------------------------------------------------
         SEC USE ONLY
   3


-----------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OR ORGANIZATION
         Organized under the laws of New York

-----------------------------------------------------------------------------------------
                        5     SOLE VOTING POWER
     NUMBER OF                None (see item 4)
      SHARES        ---------------------------------------------------------------------
   BENEFICIALLY         6    SHARED VOTING POWER
     OWNED BY                None (see item 4)
        EACH        ---------------------------------------------------------------------
     REPORTING          7    SOLE DISPOSITIVE POWER
    PERSON WITH              539,552 shares (see item 4)
                    ---------------------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
                             744,603 shares (see item 4)
-----------------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,284,155 shares (see item 4)

-----------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  10    CERTAIN SHARES*                                                     [ ]

-----------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  11    10.33%

-----------------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        EP

-----------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 12 Pages



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CUSIP NO. 902910108                   13G                 PAGE  3  OF  12  PAGES
          ---------                                            ---    ----

-----------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Steven T. Sabatini (S.S. No. ###-##-####)

-----------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
   2                                                                      (b)  [ ]

-----------------------------------------------------------------------------------------
         SEC USE ONLY
   3


-----------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

-----------------------------------------------------------------------------------------
                        5     SOLE VOTING POWER
     NUMBER OF                21,987 shares (see item 4)
      SHARES        ---------------------------------------------------------------------
   BENEFICIALLY         6    SHARED VOTING POWER
     OWNED BY                87 shares (see item 4)
        EACH        ---------------------------------------------------------------------
     REPORTING          7    SOLE DISPOSITIVE POWER
    PERSON WITH              6,331 shares (see item 4)
                    ---------------------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
                             1,299,898 shares (see item 4)
-----------------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,415,129 shares (see item 4)

-----------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  10    CERTAIN SHARES*                                                     [ ]

-----------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  11    11.29%

-----------------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN

-----------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 12 Pages







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CUSIP NO. 902910108                   13G                 PAGE  4  OF  12  PAGES
          ---------                                            ---    ----

-----------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Herbert Peckman (S.S. No. ###-##-####)

-----------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
   2                                                                      (b)  [ ]

-----------------------------------------------------------------------------------------
         SEC USE ONLY
   3


-----------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

-----------------------------------------------------------------------------------------
                        5     SOLE VOTING POWER
     NUMBER OF                191,166 shares (see item 4)
      SHARES        ---------------------------------------------------------------------
   BENEFICIALLY         6    SHARED VOTING POWER
     OWNED BY                None (see item 4)
        EACH        ---------------------------------------------------------------------
     REPORTING          7    SOLE DISPOSITIVE POWER
    PERSON WITH              191,166 shares (see item 4)
                    ---------------------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
                             1,284,155 shares (see item 4)
-----------------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,549,233 shares (see item 4)

-----------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  10    CERTAIN SHARES*                                                     [ ]

-----------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  11    12.39% of the outstanding shares of Common Stock (see item 4).

-----------------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN

-----------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 12 Pages





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CUSIP NO. 902910108                   13G                 PAGE  5  OF  12  PAGES
          ---------                                            ---    ----

-----------------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
   1     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Patricia E. Acampora (S.S. No. ###-##-####)

-----------------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
   2                                                                      (b)  [ ]

-----------------------------------------------------------------------------------------
         SEC USE ONLY
   3


-----------------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

-----------------------------------------------------------------------------------------
                        5     SOLE VOTING POWER
     NUMBER OF                45,282 shares (see item 4)
      SHARES        ---------------------------------------------------------------------
   BENEFICIALLY         6    SHARED VOTING POWER
     OWNED BY                None (see item 4)
        EACH        ---------------------------------------------------------------------
     REPORTING          7    SOLE DISPOSITIVE POWER
    PERSON WITH              1,974 shares (see item 4)
                    ---------------------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER
                             1,284,155 shares (see item 4)
-----------------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,295,149 shares (see item 4)

-----------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  10    CERTAIN SHARES*                                                     [ ]

-----------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  11    10.41%

-----------------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN

-----------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 12 Pages





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INTRODUCTION

        The Plan named in Item 2 below is hereby filing this Schedule 13G as a qualified employee benefit plan under Rule 13d-1(b)(1). According to Rule 13d-1(f), where two or more persons are required to file a statement with information concerning the same securities they may file jointly as long as all persons in the group are eligible to file the form separately. However, in order to avoid needless repetition in filing and to promote administrative efficiency, the Commission staff has taken the position that individuals who are the beneficial owners of more than 5% of a class of securities may file jointly with an eligible entity within their control where each individual owns, directly or through an ineligible entity, less than 5% of the class and has no intention of influencing or changing the control of the issuing company. See Fayez Sarofim, 1979-1980 FED. SEC. L. REP. 'P'82,312 (1979); Gabelli Group, Inc., Release No. 34-26005 (August 17, 1988); Warren E. Buffet and Berkshire Hathaway, Inc. (December 5, 1986). In reliance upon this position, the Trustees named in Item 2 below hereby join with the Plan in the filing of this Schedule 13G.

ITEM 1.

        (a)-(b) This statement relates to the common stock, par value $5.00 per share (the "Common Stock"), issued by U.S.B. Holding Co., Inc. (the "Company"), the principal executive offices of which are located at c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.



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ITEM 2.

(a)     Names of Persons Filing.

        This statement is being filed by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401k provisions) (the "Plan") and Steven T. Sabatini, Herbert Peckman, and Patricia E. Acampora, who are the trustees of the Plan (collectively referred to as the "Trustees"). The Plan was established to hold the assets contributed by the Company and its participating employees under the provisions contained therein.

(b)     Address of Principal Business Office or, if none, Residence.

        The principal business address of each of the Trustees (Mr. Sabatini, Mr. Peckman and Ms. Acampora) is c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

(c)     Citizenship.

        The Plan is organized under the laws of New York State. Mr. Sabatini, Mr. Peckman and Ms. Acampora are all citizens of the United States.

(d)     Title of Class of Securities.

        The title of the class of securities to which this report relates is Common Stock.



(e)     CUSIP Number.

        The CUSIP number of the Common Stock is 902910108.
ITEM 3.

(a)     [ ] Broker or Dealer registered under Section 15 of the Act

(b)     [ ] Bank as defined in section 3(a)(6) of the Act

(c)     [ ] Insurance Company as defined in section 3(a)(19) of the act

(d)     [ ] Investment Company registered under section 8 of the Investment
            Company Act


                               Page 7 of 12 Pages





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(e)     [ ] Investment Adviser registered under section 203 of the Investment
            Advisers Act of 1940

(f)     [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 'SS'240.13d-1(b)(1)(ii)(F)

(g)     [ ] Parent Holding Company, in accordance with 'SS'240.13d-1(b)(ii)(G)
            (Note: See Item 7)

(h)     [ ] Group, in accordance with 'SS'240.13d-1(b)(1)(ii)(H)

ITEM 4.           OWNERSHIP

        (a)-(c) The number of shares of Common Stock, and the approximate percentage of all issued and outstanding shares of Common Stock directly held by each of the Plan and the Trustees were as follows as of December 31, 1997:

                                     Number of Shares           Percentage of
                                    Beneficially Owned       Outstanding Shares
                                    ------------------       ------------------

               Plan                     1,284,155                 10.33%
               Mr. Sabatini             1,415,129(1)              11.29%
               Mr. Peckman              1,549,233(2)              12.39%
               Ms. Acampora             1,295,149(3)              10.41%


        (1) This amount includes 1,284,155 shares of Common Stock held by the Plan. It also includes options to purchase 108,900 shares of Common Stock. The 130,974 shares of Common Stock beneficially owned by Mr. Sabatini other than through the Plan as a Trustee represent approximately 1.04% of the outstanding shares of Common Stock.

        (2) This amount includes 1,284,155 shares of Common Stock held by the Plan. It also includes options to purchase 73,912 shares of Common Stock. The 265,078 shares of Common Stock beneficially owned by Mr. Peckman other than through the Plan as a Trustee represent approximately 2.12% of the outstanding shares of Common Stock.

        (3) This amount includes 1,284,155 shares of Common Stock held by the Plan. It also includes options to purchase 9,020 shares of Common Stock. The 54,302 shares of Common Stock beneficially owned by Ms. Acampora other than through the Plan as a Trustee represent approximately 0.44% of the outstanding shares of Common Stock.


                               Page 8 of 12 Pages





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        Under the trust agreement by which the Plan has been constituted, the
Trustees have the sole power to vote any shares of Common Stock owned by the Plan which are attributable to employer contributions under the Plan and which have not been allocated to individual participants' accounts. As of December 31, 1997, there were no such unallocated shares. The Trustees have no voting power with respect to shares of Common Stock attributable to employer contributions which have been allocated to participants' accounts, or with respect to shares of Common Stock attributable to employee contributions. Under the trust agreement, the Trustees must vote such shares in accordance with the participants' directions. As of December 31, 1997, all 1,284,155 shares owned by the Plan were in this category.

        Under the trust agreement, the Trustees have the sole power to dispose of shares of Common Stock owned by the Plan which are attributable to employer contributions other than matching contributions. The trust agreement requires such contributions to be invested "primarily" in Common Stock; subject to that requirement, the Trustees may select alternative investments. As of December 31, 1997, approximately 539,552 shares of Common Stock owned by the Plan were attributable to non-matching employer contributions and the Trustees had sole power to dispose of those shares.

        Contributions by employees under the Plan, together with matching contributions by the employer, are invested either in Common Stock or in a fund consisting of other securities, as each participant directs, subject to the consent of the Trustees. As of December 31, 1997, approximately 744,603 shares of Common Stock owned by the Plan were attributable to employee contributions or matching employer contributions and the Trustees had shared power (with the respective participants) to dispose or direct the disposition of those shares.


                               Page 9 of 12 Pages





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        Mr. Sabatini, Mr. Peckman and Ms. Acampora have the sole power to vote and dispose of the shares held directly by each of them. Mr. Sabatini, Mr. Peckman, and Ms. Acampora have no voting power and no power to dispose of the shares on which they hold options. (See Item 4)

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


        The Plan holds all of its shares of Common Stock on behalf of the participants in the Plan. Dividends paid on shares of Common Stock which are held in participants' accounts are credited to their accounts. The proceeds from the sale of shares of Common Stock which are held in participants' accounts are likewise credited to their accounts. When a participant withdraws from the Plan, the vested portion of the participant's account is distributed to the participant.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


                               Page 10 of 12 Pages





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ITEM 10.       CERTIFICATION

        By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   February 12, 1998              U.S.B. Holding Co., Inc. Employee Stock
                                       Ownership Plan (with 401k provisions)



                                       By: /s/ STEVEN T. SABATINI
                                           _____________________________________
                                           Steven T. Sabatini,
                                           Trustee



                                       By: /s/ HERBERT PECKMAN
                                           _____________________________________
                                           Herbert Peckman,
                                           Trustee



                                       By:  /s/ PATRICIA ACAMPORA
                                           _____________________________________
                                           Patricia Acampora,
                                           Trustee



                                           /s/ STEVEN T. SABATINI
                                           _____________________________________
                                           Steven T. Sabatini,
                                           Individually





                               Page 11 of 12 Pages





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                                           /s/ HERBERT PECKMAN
                                           _____________________________________
                                           Herbert Peckman,
                                           Individually




                                           /s/  PATRICIA ACAMPORA
                                           _____________________________________
                                           Patricia Acampora,
                                           Individually


                               Page 12 of 12 Pages

                          STATEMENT OF DIFFERENCES
                          ------------------------

  The section symbol shall be expressed as..............................  'SS'
  The paragraph symbol shall be expressed as............................   'P'